EX. 99.28(i)

JACKSON VARIABLE SERIES TRUST 1 Corporate Way, Lansing, Michigan 48951 (517) 381-5500

April 27, 2018

Board of Trustees
Jackson Variable Series Trust
1 Corporate Way
Lansing, Michigan 48951

Re: Opinion of Counsel – Jackson Variable Series Trust

Ladies and Gentlemen:

You have requested our Opinion of Counsel in connection with the filing with the Securities and Exchange Commission of Post-Effective Amendment No. 43 to the Registration Statement on Form N-1A with respect to Jackson Variable Series Trust ("Trust").  We have made such examination of the law and have examined such records and documents as in our judgment are necessary or appropriate to enable us to render the opinions expressed below.

We are of the following opinions:

1.	The Trust is an open-end management investment company.

2.	The Trust is a business Trust created and validly existing pursuant to Massachusetts Laws.

3.
All of the prescribed Trust procedures for the issuance of the shares have been followed, and, when such shares are issued in accordance with the Prospectus contained in the Registration Statement for such shares, all state requirements relating to such Trust shares will have been complied with.

4.
Upon the acceptance of purchase payments made by shareholders in accordance with the Prospectus contained in the Registration Statement and upon compliance with applicable law, such shareholders will have legally-issued, fully paid, non-assessable shares of the Trust.

You may use this opinion letter, or a copy thereof, as an exhibit to the Registration Statement.

Sincerely,

/s/Susan S. Rhee

Susan S. Rhee
Vice President, Chief Legal Officer & Secretary